April 13, 2010

Larry Spirgel

Securities and Exchange Commission

Re: Singular Chef, Inc.

Registration Statement on Form S-1

Filed on August 11, 2009

File No., 333-161240

Re: Letter dated March 2, 2010

Thank you for your comments and assistance on our filing, as per your additional suggestions please find an outline of the amendments made to the above referred Document.

Summary Information

Summary Information about Singular Chef, Inc.

We have revised our second last paragraph to disclose that $41,000 would be required to make our web site fully operational with content and services described and the Company anticipates this website and content development to take approximately 240 days from the closing of this offering.  In the fourth paragraph, we have disclosed that the amount of proceeds needed to begin revenue generating operations is $59,000.

Interests of Named Experts and Council

We have revised this section to comply with Item 304 of Regulation S-K to include:

“The PCAOB revoked the registration of Moore and Associates on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality control standards, and Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.”

Market Opportunity

We have revised our discussion to minimize the use of quotations from secondary sources and where used directly, we have clearly indicated the quotations are directly from these sources. In addition, we have attached a copy of the article requested but note that the articles location has changed from www.housewares.org to http://www.wholesalecentral.com/Wholesale-news/Wholesale-News-Printer-Friendly.htm?articleid=1144 and we have revised the S-1 accordingly.

Description of our Services

We have revised our disclosure to delete any reference to 5 subscribers per day and we have revised this section to clearly discuss why we believe that a monthly subscription fee of $15 is justified.

Financial Statements

Statement of Cash Flows

We have revised the statement of cash flows in accordance with your recommendation. In addition, we have deleted the line item “Subscription Receivable”.

Note 7 - Subsequent Events

Note 8 – Subsequent Events

We have provided the appropriate disclosure regarding the date the financial statements were available to be issued in accordance with your recommendation.

Sincerely,

/s/ Sylvain Petrari

     Sylvain Petrari

         President

' (775) 321-8247

www.singularchef.com

Nevada